**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C/A**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
This Amendment is filed to include a DBA of the Company.
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of Issuer:*

Gary Air Services LLC d/b/a Ad Astra Flights

*Legal status of Issuer:*

      *Form:*

      Limited Liability Company

      *Jurisdiction of Incorporation/Organization:*

      Arizona

      *Date of Organization:*

      January 24, 2023

*Physical Address of Issuer:*

8014 E McClain Dr, Suite 135
Scottsdale, Arizona 85260

*Website of Issuer:*

www.adastraflights.com

*Is there a co-issuer? ___ yes  X  no.*

*Name of Intermediary through which the Offering will be Conducted:*

Texture Capital, Inc.

*CIK Number of Intermediary:*

0001769517

***SEC File Number of Intermediary:***

8-70310

***CRD Number of Intermediary:***

300853

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:***

The issuer shall pay a fee of two and one-half percent (2.5%) of the amount raised in the offering to the Intermediary.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:***

None.

***Type of Security Offered:***

Crowd SAFE

***Target Number of Securities to be Offered:***

50,000

***Price (or Method for Determining Price):***

$1.00

***Target Offering Amount:***

$50,000

***Oversubscriptions Accepted:***
☑ Yes
☐ No

***Oversubscriptions will be Allocated:***
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

***Maximum offering amount (if different from Target Offering Amount):***

$5,000,000

***Deadline to reach the Target Offering Amount:***

December 31, 2024

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

*Tiers/Perks*

- Investors who invest within the first 60 days following the filing of this Form C/A will receive an additional 10% conversion discount.
- Investors who invest more than $1,200 will receive an Ad Astra hat and lanyard.
- Investors who invest more than $6,000 will receive an Ad Astra hat and lanyard and a personalized live video tour of the facility and aircraft with the CEO.
- Investors who invest more than $64,000 will receive an Ad Astra hat and lanyard and a one-way, one-hour domestic flight out of Scottsdale, Arizona for up to four passengers.

All flight perks are subject to FAA flight authority, flight schedule availability and Company's financial capacity to perform.

*Current Number of Employees:*

3

|  | **As of October 31, 2023** |
|---|---|
| **Total Assets** | $2,863,236 |
| **Cash & Cash Equivalents** | $50,461 |
| **Accounts Receivable** | $0 |
| **Short-term Debt** | $0 |
| **Long-term Debt** | $3,071,307 |
| **Revenues/Sales** | $36,287 |
| **Operating Expenses** | $244,358 |
| **Taxes Paid** | $0 |
| **Net Loss** | $208,071 |

*The jurisdictions in which the issuer intends to offer the securities:*

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


**March 4, 2024**

**Gary Air Services LLC d/b/a Ad Astra Flights**

**Up to $5,000,000 of Crowd SAFE (Simple Agreement for Future Equity)**


Gary Air Services LLC d/b/a Ad Astra Flights ("**Gary Air Services**", the "**Company**", "**we**", "**us**" or "**our**") is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (the "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by December 31, 2024 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchases of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of the Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, Texture Capital, Inc. (the "**Intermediary**"). All committed funds will be held in escrow with East West Bank (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

|  | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount (3)** | $600 | $15 | $585 |
| **Maximum Individual Purchase Amount (3)(4)** | N/A | N/A | N/A |
| **Target Offering Amount** | $50,000 | $1,250 | $48,750 |
| **Maximum Offering Amount** | $5,000,000 | $125,000 | $4,875,000 |

(1)    This excludes fees to Company's advisors, such as attorneys and accountants.

(2)    The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such Programs without notice.

(3)    Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or**

**approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

### SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

### NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

**The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:**

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification which occurred prior to May 16, 2016.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at adastraflights.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

# TABLE OF CONTENTS

**ABOUT THIS FORM C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS**

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

i

**SUMMARY**

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."*

**The Company**

Gary Air Services LLC d/b/a Ad Astra Flights is a private jet service, formed in Arizona as a limited liability company on January 24, 2023.

The Company is located at 8014 E McClain Dr, Suite 135 Scottsdale, Arizona 85260.

The Company's website is adastraflights.com.

The Company conducts business in Arizona and sells service through the internet throughout the United States.

A description of our services and business plan can be found on the Company's profile page on the Intermediary's website under https://investinadastra.com and is attached as Exhibit B to this Form C.

**The Offering**

| | |
|---|---|
| **Minimum Amount of the Securities Offered** | $50,000 |
| **Total Amount of the Securities Outstanding after Offering (if Target Amount Offering met)** | 50,000 |
| **Maximum Amount of the Securities** | 5,000,000 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)** | 5,000,000 |
| **Price Per Security** | $1.00 |
| **Minimum Individual Purchase Amount** | $600+ |
| **Maximum Individual Purchase Amount** | N/A+ |
| **Offering Deadline** | December 31, 2024 |
| **Use of Proceeds** | See the description of the use of proceeds on page 16. |
| **Voting Rights** | See the description of voting rights on page 26. |

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

# RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

## Risks Related to the Company's Business and Industry

### *We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.*

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

### *The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.*

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

### *We may face potential difficulties in obtaining capital.*

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

### *We may implement new lines of business or offer new products and services within existing lines of business.*

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***If we are unable to retain the services of principals and officers and successfully recruit additional skilled personnel, we may not be able to continue our operations.***

Our success depends to a significant extent upon the continued services of our principals and officers. Loss of the services of such persons could have a material adverse effect on our growth, revenues, and prospective business. In addition, to successfully implement and manage our business plan, we will be dependent upon, among other things, successfully recruiting qualified skill personnel. Competition for qualified individuals is intense. There can be no assurance that we will be able to find, attract and retain existing employees or that we will be able to find, attract and retain qualified personnel on acceptable terms.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***Control by Management***

As of January 5, 2024, the Company's managers, officers and advisors own 100% of the Company's membership interests. Upon completion of this Offering, the Company's managers, officers and advisors will still own 100% of membership interests of the Company. Upon completion of this Offering, the Investors will have a limited ability to vote for the Company's managers and vote on other matters.

***Return of Profits***

The Company has never made any distributions to its members. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and holdings. As a result, the Company does not anticipate paying any cash dividends to its members for the foreseeable future.

***Potential Risks Associated with COVID-19***

COVID-19. On March 11, 2020, the World Health Organization declared the current outbreak of a novel coronavirus disease 2019 ("**COVID-19**") to be a global pandemic. The COVID-19 outbreak led (and may continue to lead) to disruptions in the global economy, including extreme volatility in the stock market and capital markets and severe disruptions in the global supply chain, capital markets and economies.

***Competitive Market***

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. We compete with many other businesses, both large and small, on the basis of quality, price, location and customer experience. Some of our competitors have significant operating history, established customer recognition and access to far greater capital. Changes in customer preference aware from our business or the inability to compete successfully with other competitors could negatively affect our financial performance.

***Financial projections require caution***

Prospective investors are urged to consider that any financial projections which might be discussed by the Company or its officers, employees, etc. should not be understood as any guarantee or assurance made on behalf of the Company. Projections based on past performance data or mathematical models are subject to externalities and risks of which the compiler may not or could not be aware. Such projections would not and should not be construed as indications or guarantees of future financial performance, nor should they be understood as such by prospective investors. Prospective investors should be aware of the inherent inaccuracies of forecasting. Although the Company has a reasonable basis for projections it might make and provide them herewith in good faith, prospective investors may wish to consult independent market professionals about the Company's potential future performance.

***Damage to our reputation could negatively impact our business, financial condition and results of operations***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Demand for our product and services may decline due to factors beyond our control.***

Demand for private jet charters may be negatively impacted by factors affecting air travel generally, such as adverse weather conditions, an outbreak of a contagious disease and other natural events, terrorism, and increased security screening requirements. We may experience decreased demand, as well as a loss of reputation, in the event of an accident involving one of our aircraft or any actual or alleged misuse of our platform or aircraft by customers in violation of law. Demand for our product and services may also decline due to actions that increase the cost of private air charter travel versus other forms of transportation, particularly efforts aimed at addressing climate change such as carbon tax initiatives or other actions. Further, supply or financing constraints could limit our ability at any given time to secure preferred aircraft for our fleet. Any of the foregoing circumstances or events which may reduce the demand for private jet charters in general, or for our company specifically could negatively impact our ability to establish our business and achieve profitability.

***We face a high level of competition with numerous market participants having greater financial resources and operating experience than us.***

The private air travel industry is extraordinarily competitive. We plan to compete against private jet charter and fractional jet companies as well as business jet charter companies. All compete for passengers with a variety of pricing plans, aircraft types, blackout periods, booking terms and other products and services. Both the private jet charter companies and the business jet charter companies have numerous competitive advantages that enable them to attract customers. Our access to a smaller aircraft fleet and regional focus puts us at a competitive disadvantage, particularly with respect to our appeal to business travelers who want to travel overseas. The fractional private jet companies and many of the business jet charter companies have access to larger fleets of aircraft and have greater financial resources, which would permit them to more effectively service customers.

***The demand for our services is subject to seasonal fluctuations.***

Demand for our services will fluctuate over the course of the year and is higher in the summer season and during holiday periods. During periods of higher demand, our ability to provide agreed upon levels of service to our customers may deteriorate, which could have a negative impact on our reputation and our ability to succeed.

***Our ability to sell our product or service may be adversely affected by changes in government regulation.***

Our business is subject to significant regulation by the FAA (Federal Aviation Administration), the TSA (Transportation Security Administration) as well as "know your customer" obligations and other laws and regulations. The laws and regulations concerning the selling of our product or services may change and if they do then the selling of our product or service may no longer be possible or profitable.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

**Risks Related to the Offering**

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

***The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.***

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.***

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

**Risks Related to the Securities**

***The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

***Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.***

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

***Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.***

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred securities, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred securities and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred securities consistent with the majority of the Series B Preferred securityholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Investors will be unable to declare the Security in "default" and demand repayment.***

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.***

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

***Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.***

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

***A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.***

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

***There is no present market for the Securities and we have arbitrarily set the price.***

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.***

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred securities, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

***While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.***

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.**

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

**BUSINESS**

**Description of the Business**

Gary Air Services is a subscription-based, private jet service based in Scottsdale, Arizona.

**Business Plan**

Overview

Gary Air Services offers the epitome of luxury and convenience with its exclusive short-hop private jet charter service, centered around the sleek and sophisticated Cirrus Vision Jet.



Product Offerings
Flight Revenue
Member Revenue
Revenue generated from each flight hour flown between our bespoke offering of destinations
Revenue generated from subscribing to amenity profile of bespoke beverages, experiences, ground transportation and prescreened security profile
We have a very unique approach, combining the benefits of semi private membership models containing unique amenities and member benefits, with actual private aviation aircraft operation.




Combining Product Advantages
The speed of commercial Air Travel, but with added convenience of closer airport destinations
The conveniences of driving, such as bringing all of your luggage, golf bags, strollers directly with you, at no charge
The extraordinary luxury and bespoke logistics advantages of private air travel
The flexibility of membership models with unique amenities and curated beverages

# Takeoff Checklist



Complete Application and provide us with bespoke preferences of drinks, snacks and approved passengers

Your membership spot is reserved and no monthly fee's are due until flight booking opens

Flight booking opens! Exclusive Members are provided an in-person, one-on-one orientation

Book trips with Ad Astra using our online booking portal or private concierge line

The AD ASTRA SUV will arrive at your door for transport to the tarmac or enjoy In -Hangar Parking for you vehicle

# Memeber Benefits

**2 Primary Users**
And Up To 5 Additional Guest

**Transportation To and From Scottsdale Airport**
Luxury Black Car Transport to the Tarmac

**In-Hangar Parking**
At The Ad Astra Hangar

**Snack & Refreshments**
Food & Beverage Of Your Choice

**Dedicated Flight Booking Concierge**
Book Flights Seamlessly

**Access to Smaller Private Destinations**
Book Flights Seamlessly

## UNPARALLELED VALUE

### Jet Card
- Large Upfront Cost
- Higher Cost Per Flight Hour
- Rarely Realize Value
- 6 Figure Spend To Realize Value
- Inefficient For Personal Flights

### Semi Private
- Non-Private Experince
- Not Flying On Your Schedule
- No Custom Destination
- Flights Often Not Available
- Responsible For Transport

### AD ASTRA
- Your Party Is The Only Onboard
- Lowest Cost Per Flight Hour
- On-Demand Custom Itinerary
- Access To Smaller Airports
- Fly As Little Or As Much You Want
- Curated Amenities
- Luxury Transportation to your waiting Jet

# Entire Jet - Flat Rate Pricing Strategy

**1 TO 6 PASSENGERS**

**Departure**

Scottsdale

| | | |
|---|---|---|
| **Per Hour** | 60 minutes | **$3,700** /one way |
| **Las Vegas** | 55 minutes | **$3,640** /one way |
| **San Deigo** | 70 minutes | **$4,220** /one way |
| **Santa Barbara** | 130 Minutes | **$7,990** /one way |

# Initial Destinations



# The Vision Jet






# Revenue Projections



**1 JET** — Year 1
- 600 Flight Hours
- $1.8M in Flight Revenue
- Membership Capacity ≅ 150
- $300K Membership Revenue

**3 JETS** — Year 2
- 2,000 Flight Hours
- $6M in Flight Revenue
- Membership Capacity ≅ 600
- $1.2M Membership Revenue

**9 JETS** — Year 3
- 6,000 Flight Hours
- $18M in Flight Revenue
- Membership Capacity ≅ 2000
- $4M Membership Revenue

# Financial Benefits Of Ongoing Investment

**Enormous Tax Benefits On Capital Investment**

- Accelerated Depreciation

**Majority of Cap X is Asset Acquisition**

- $2.2-2.5 Million Including Compliance

**High-Revenue Per Aircraft Added**

- Each aircraft adds capacity for membership, and flight hours



# Business Model Comparison

## Jet Card

- ⊘ Pilot management accros type ratings
- ⊘ High cost of operation
- ⊘ Brokerage Fees
- ⊘ Inconsisent Cash Flow

## Semi Private

- ⊘ Non licensed Air carrier
- ⊘ Not Flying On Your Schedule
- ⊘ No Custom Destinations
- ⊘ Not in control of aircraft operation

## AD✳ASTRA

- ✅ Fully Licensed Air Carrier
- ✅ Lowest Cost Per Flight Hour
- ✅ Low Carrying Costs
- ✅ Access To Smaller Airports
- ✅ Not rely solely on flight revenue

# Takeoff Checklist



**FAA 135 Air Carrier Certification**

**Staff & Infrastructure**

**We Are Here!**

**Hangar/O&M Facilities**

**Acquisition of 1st Vision Jet**





**Ryan Strand**
**Founder**
Proven Execution track record accross multiple disciiplines

**Kurt Francis**
**Director of Maintenance**
Decades of Experience in Airline Maintenance and Compliance

**Rick Baltman**
**Cheif Pilot**
Highly Competent, Experience Charter Pilot in Command and Engineer

**Eddie Ochoa**
FAA Liason & Operations Advisor

**Christine Lapmardo**
Experience Flight DIspatch & Personnel Management

**Timothy Boling**
US AIR FORCE CFI PILOT Flight Line Operatsions & Saftey

**Connor Page**
Digital and Software Integrations

# Strategy Overview

**Company Goals and Objectives:** Our Goal is to expand jet charter service to a greater percentage of income levels then the industry has ever experienced. We will accomplish this by utilizing a smaller, more efficient jet, accessing high volume, close-proximity destinations and leveraging technology and modern branding to provide a seamless and sophisticated customer experience.

**Business Philosophy:** Our Brand will aim to be synonymous with incredible value. An extreme attention to customer experience and service will drive our brands following and make each customer our best advertising tool. Our products will be aimed at the upper middle class of income levels across a wide range of socio-demographics.

Private aviation services have experienced tremendous growth over the last few years, but due to the extraordinary growth of wealth in the market, it has also seen incredible customer price increases. We aim to fill the void of product left behind by the drastic increase in pricing by providing a more efficient and accessible service.

The company currently enjoys many strengths going forward. Our current hangar operations at Scottsdale Airport are the envy of the industry. Scottsdale offers a location with high income, high density, and proximity to the busiest travelled destinations on the west coast. Short flight times to San Diego, Las Vegas, Tahoe, Telluride, Los Angeles, Palm Springs and many more.

# Market Overview

## Niche

The vision jet, its efficient operating costs, and our systems create a truly unique customer life cycle opportunity and experience. We will have the ability to not only provide a luxury charter service to appease the most discerning individual's taste but do so at an efficient and market leading price point.

## Market Research

Because we are creating a product that blends two markets segments, private aviation, and airline passenger operation, we researched both markets to get an understanding of the market demand.

According to flightaware.com data, the route that affords the most opportunity are flights between the Phoenix valley and Las Vegas. This route represents more then 30 one way trips and over 3,000 one- way passengers each day. We anticipate this being our most fruitful market segment. As we are able to accommodate this route at a price-per-passenger similar to a first-class airline seat.

# Economics Overview

**CHARTER-Research:** Further flight data research indicates additional cities that offer similar economics. These include routes between our home base and Los Angeles, San Diego, Taos, and additional interconnectivity between these cities and San Francisco, Telluride, and Reno. Adding service to each additional city that share these economics, affords more opportunity for growth, and provide service to more and more customers.

Research around charter services utilizing a vision jet, support our assertion that our go-to-market pricing strategy below $4,000 per flight hour offers at least a 20-40% pricing advantage over the current market rates.

Follow this link below to view the market leader in this segment pricing. Note they are charging substantially more and require a substantial financial commitment from its customers.
https://verijet.com/Verijet-JetCard



**Intellectual Property**

The Company does not currently hold any intellectual property (including pending registrations).

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

The Company is not subject to any current litigation or threatened litigation.

**USE OF PROCEEDS**

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
| --- | --- | --- | --- | --- |
| Intermediary Fees | 2.50% | $1,250.00 | 2.50% | $125,000.00 |
| Offering Marketing Fees | 5% | $2,500.00 | 8% | $375,000.00 |
| Sales & Marketing | 10% | $5,000.00 | 20% | $1,000,000.00 |
| Legal and Regulatory | 3% | $1,250.00 | 2% | $100,000.00 |
| Initial Inventory | 50% | $25,000.00 | 20% | $1,000,000.00 |
| Future Wages | 10% | $5,000.00 | 28% | $1,400,000.00 |
| Working Capital | 20% | $10,000.00 | 20% | $1,000,000.00 |
| **Total** | **100%** | **$50,000** | **100%** | **$5,000,000** |

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

## DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years |
|------|-------------------------------------------|----------------------------------------------------------------------------------|
| Ryan Strand | CEO | As described below. |

**Biographical Information**

*Ryan Strand: Manager and CEO*

On the back of a small-town Midwest upbringing, Ryan has developed an extremely strong work ethic and a commitment to seeing projects across the finish line. Ryan has proved himself in diverse areas of discipline, from finance, to construction, to aviation. This self-driven dynamic experience has carved Mr. Strand into an extremely effective operator at all stages of business lifecycle.

**Indemnification**

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Arizona law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 3 employees.

## CAPITALIZATION, DEBT AND OWNERSHIP

**Capitalization**

100% of the membership interests of the Company are held by Ryan Strand. At the closing of this Offering, 100% of the membership interests of the Company will be held by the manager of the Company.

*Outstanding Equity interests*

As of the date of this Form C, the Company's outstanding equity interests consists of:

| Type | Units |
|---|---|
| **Amount Outstanding** | 100,000 |
| **Voting Rights** | Pro rata |
| **Anti-Dilution Rights** | No |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Units which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 100% |

*Outstanding Options, SAFEs, Convertible Notes, Warrants*

As of the date of this Form C, the Company has no additional securities outstanding.

**Outstanding Debt**

As of the date of this Form C, the Company has no outstanding debt.

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage ownership |
|---|---|---|
| Ryan Strand | 100,000 Units | 100% |

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

## Operations

Gary Air Services was incorporated on January 24, 2023 under the laws of the State of Arizona and is headquartered in Scottsdale, Arizona.

## Cash and Cash Equivalents

As of October 31, 2023 the Company had an aggregate of $50,461 in cash and cash equivalents, leaving the Company with approximately 6 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

## Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use Of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

## Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

## Valuation

The Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily.

## Material Changes and Other Information

### Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

## Previous Offerings of Securities

We have made no securities offerings within the last three years.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any manager or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

As of the date of this Form C, the Company has not conducted any transactions with any related persons.

## THE OFFERING AND THE SECURITIES

### The Offering

The Company is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (the "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by December 31, 2024 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $600 which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third-party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

### Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

### Intermediate Closings

In the event an amount equal to the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

**The Securities**

We request that you please review this Form C/A and the Crowd SAFE instrument attached as <u>Exhibit C</u>, in conjunction with the following summary information.

*Transfer Agent and Registrar*

The Company has selected Kore Transfer, an SEC-registered securities transfer agent, to act as its transfer agent and registrar for the Securities.

*Not Currently Equity Interests*

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

*Dividends*

The Securities do not entitle Investors to any dividends.

*Conversion*

Upon each future equity financing resulting in proceeds to the Company of not less than $4,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

<u>*Conversion Upon the First Equity Financing*</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a)      the quotient of $30,000,000 (the "**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of equity interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred securities and all outstanding vested or unvested options or warrants to purchase equity interests, but excluding (i) shares of equity interests reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b)      if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing multiplied by 80% (the  (100% - the "**Discount Rate**")   or, if applicable,  70% (the "**Bonus Discount Rate**").

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

*Conversion After the First Equity Financing*

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to equity interests, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

*Conversion Upon a Liquidity Event Prior to an Equity Financing*

In the case of the Company's undergoing an IPO (as defined below) of its equity interests or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of common securities of the Company equal to the Purchase Amount divided by the quotient of (a) $30,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's equity interests outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of equity interests reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of managers, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of equity interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of equity interests by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its equity interests (other than shares of equity interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing equity interests of the Company for resale, as approved by the Company's board of managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding equity interests of the Company.

*Conversion Upon a Liquidity Event Following an Equity Financing*

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued equity interests equal to the Purchase Amount divided by the First Equity Financing Price. Shares of equity interests granted in connection therewith shall have the same liquidation rights and preferences as the shares of equity interests issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued equity interests, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of managers (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such equity interests, as determined in good faith by the Company's board of managers (or other applicable governing body if the Company is a limited liability company).

**Dissolution**

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred securities then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of common securities as determined in good faith by the Company's board of managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of common securities upon a Dissolution Event and (iii) all holders of common securities.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

**Termination**

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

### Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

### Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

### Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any equity interests into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any equity interests into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interests into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

### Other Material Terms

- The Company does not have the right to repurchase the Securities.

- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough equity interests authorized to issue upon the conversion of the Securities, because the amount of equity interests to be issued is based on the occurrence of future events.

## COMMISSION AND FEES

The issuer shall pay a fee of 2.5% of the amount raised in the Offering to the Intermediary.

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE,**

OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

## LEGAL MATTERS

Any prospective investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

## DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING REPRESENTATION

The Company's officers may participate in the filming or recording of various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

## ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

| | |
|---|---|
| /s/ Ryan Strand | |
| (Signature) | |
| Ryan Strand | |
| (Name) | |
| CEO | |
| (Title) | |

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

| | |
|---|---|
| /s/ Ryan Strand | |
| (Signature) | |
| Ryan Strand | |
| (Name) | |
| Manager | |
| (Title) | |
| March 11, 2024 | |
| (Date) | |

*Instructions.*

1.     The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2.     The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT A**

*Financial Statements*

# GARY AIR SERVICES, LLC

*(An Arizona limited liability company)*

Audited Financial Statements

For the inception period from January 24, 2023 through October 31, 2023



**INDEPENDENT AUDITOR'S REPORT**

December 14, 2023

To:     Board of Directors, GARY AIR SERVICES, LLC

Re:     2023 inception period Financial Statement Audit

We have audited the accompanying financial statements of GARY AIR SERVICES, LLC (the "Company"), which comprise the balance sheets as of October 31, 2023, and the related statements of income, stockholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2023, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

December 14, 2023

**GARY AIR SERVICES, LLC**
**BALANCE SHEETS**
**See accompanying Independent Auditor's report**

|  | October 31, 2023 |
|---|---|
| **TOTAL ASSETS** | |
| Current assets: | |
| Cash and cash equivalents | $ 50,461 |
| Total current assets | 50,461 |
| | |
| Non-current assets: | |
| Fixed assets, net | 2,812,775 |
| | |
| **TOTAL ASSETS** | $ 2,863,236 |
| | |
| **LIABILITIES AND MEMBERS' (DEFICIT)** | |
| Liabilities | |
| Current liabilities: | |
| None | $ 0 |
| Total current liabilities | 0 |
| | |
| Non-current liabilities: | |
| Notes payable | 3,071,307 |
| **TOTAL LIABILITIES** | 3,071,307 |
| | |
| Members' equity: | |
| Membership interest | 0 |
| Accumulated deficit | (208,071) |
| **TOTAL MEMBERS' (DEFICIT)** | (208,071) |
| | |
| **TOTAL LIABILITIES AND MEMBERS' (DEFICIT)** | $ 2,863,236 |

*See accompanying notes to the financial statements*

**GARY AIR SERVICES, LLC**
**STATEMENTS OF OPERATIONS**
**See accompanying Independent Auditor's report**

|  | January 24 - October 31, 2023 |
|---|---|
| Revenues, net | $ 36,287 |
| Operating expenses: | |
| General and administrative | 227,108 |
| Advertising and marketing | 17,250 |
| Total operating expenses | 244,358 |
| Loss from operations | (208,071) |
| Net loss | $ (208,071) |

*See accompanying notes to the financial statements*

**GARY AIR SERVICES, LLC**
**STATEMENTS OF MEMBERS' (DEFICIT)**
See accompanying Independent Auditor's report

| | Membership Interest | Accumulated Deficit | Total Members' Equity |
|---|---|---|---|
| **Balance as of January 24, 2023 (inception)** | $ 0 | $ 0 | $ 0 |
| Net income | | (208,071) | (208,071) |
| **Balance as of October 31, 2023** | $ 0 | $ (208,071) | $ (208,071) |

*See accompanying notes to the financial statements*

**GARY AIR SERVICES, LLC**
**STATEMENTS OF CASH FLOWS**
**See accompanying Independent Auditor's report**

|  | January 24 - October 31, 2023 |
|---|---:|
| **Cash flows from operating activities:** | |
| Net loss | $ (208,071) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Changes in operating assets and liabilities: | |
| None | 0 |
| Net cash used in operating activities | (208,071) |
| | |
| **Cash flows from investing activities:** | |
| Purchases of fixed assets | (2,812,775) |
| Net cash used in investing activities | (2,812,775) |
| | |
| **Cash flows from financing activities:** | |
| Proceeds from notes payable | 3,071,307 |
| Net cash provided by financing activities | 3,071,307 |
| | |
| Net increase in cash | 50,461 |
| | |
| Cash at beginning of year | 0 |
| Cash at end of year | $ 50,461 |

**Supplemental disclosure of cash flow information:**
None

**Supplemental disclosure of non-cash financing activities:**
None

*See accompanying notes to the financial statements*

**GARY AIR SERVICES, LLC**
**NOTES TO THE FINANCIAL STATEMENTS**
See accompanying Independent Auditor's report
As of and for the inception period from January 24, 2023 through October 31, 2023

## NOTE 1 – NATURE OF OPERATIONS

GARY AIR SERVICES, LLC (which may be referred to herein as the "Company", "we," "us," or "our") was organized as a limited liability company in Arizona on January 24, 2023. The Company is established to provide air transportation services.

The Company is still in an early development stage. As of October 31, 2023, the Company just begun fundraising and generating cash from the operations of the business. The Company intends to open a fundraising round that provides the Company with cash for at least the next 12 months. If the Company exceeds its projected burn rate or cost calculations and cannot secure additional capital and/or on the terms acceptable to the Company, if at all, it may be required to cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company uses the United States dollar as its functional currency and has adopted December 31 as its operating year end.

*Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Risks and Uncertainties*
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, in 2023, the Company faces economic uncertainty due to the economic conditions, including rising inflation and interest rates in the United States.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

*Cash and Cash Equivalents*
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. As of October 31, 2023, the Company had $50,461 of cash on hand.

*Fixed Assets*

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to thirty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

*Intangible Assets*

The Company capitalizes its intangible assets and be amortizes them over the expected period to be benefitted, not to exceed the legal lives, which may be as long as 30 years.

Identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. The Company has not recorded any impairment of intangible assets as of October 31, 2023.

*Fair Value Measurements*

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets

that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

*Income Taxes*

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

*Revenue Recognition*

The Company has adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's intends to derive revenue the operation of its air transportation services.

*Accounts Receivable*

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

*Advertising*

The Company expenses advertising costs as they are incurred.

*Recent Accounting Pronouncements*

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU and it did not have any effect on its financial statements.

In January 2017, the FASB issued ASU 2017-04, *Intangibles – Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04")*. ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12")*, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. The ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company adopted this standard in 2022, which did not have a material impact on Company's financial condition or results of operations.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06")*, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The Company adopted ASU 2016-02 and it did not have any effect on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

## NOTE 3 – FIXED AND INTANGIBLE ASSETS

The Company has purchased aircraft and associated licensing totaling $2,812,775 as of October 31, 2023. No depreciation or amortization has been recorded yet for these assets.

## NOTE 4 – INCOME TAX PROVISION

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of October 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of October 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of October 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company will be subject to examination for its federal and state jurisdictions for each year in which a tax return was filed.

## NOTE 5 – INTEREST HOLDERS

*Membership Interest*
As a limited liability company, the Company does not issue common stock, but rather membership interests.

## NOTE 6 – DEBT AND RELATED PARTY TRANSACTIONS

As of October 31, 2023, the Company procured financing for the acquisition of the aircraft and other start up expenses. The loans are secured by the aircraft assets. One of the loans is advances made by the Company's executive, Ryan Strand. The amount of Mr. Strand's loan, $538,757 as of October 31, 2023, does not accrue interest.

## NOTE 7 – COMMITMENTS AND CONTINGENCIES

*Operating Leases*
The Company did not enter into any material operating leases as of October 31, 2023.

*Contingencies*
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. The Company does not believe it has incurred any contingent expenses.

*Litigation and Claims*
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of October 31, 2023, the Company is not subject to litigation.

## NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The accompanying financial statements do not include any adjustments that might result from uncertainty that the Company may not be able to continue as a going concern if it exhausts its cash resources pursuing profitable operations.

## NOTE 10 – SUBSEQUENT EVENTS

*Management's Evaluation*

Management has evaluated subsequent events through December 14, 2023, the date the financial statements were available to be issued. No further material transactions require disclosure.

# EXHIBIT B

*Business Plan*

## EXHIBIT C

*Form of Security*